Exhibit 10.48

MorphImmune Inc.

26 April, 2022

Jack Higgins

Re:      Employment Terms

Dear Jack:

MorphImmune Inc. (the “Company”) is pleased to offer you employment effective as of 1 May 2022 (the “Start Date”), on the terms set forth herein.

Position

Your initial position will be Chief Scientific Officer, responsible for performing such duties as are assigned to you from time to time. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Compensation and Benefits

Your initial base salary will be paid at the rate of $235,000 per year, less payroll deductions and withholdings, paid on the Company’s normal payroll schedule.

Subject to the implementation of the Company bonus program, you will also be eligible to receive an annual discretionary bonus, with an annual target bonus opportunity equal to 30% of your then-applicable base salary, on terms and conditions as determined by the Company in its sole discretion taking into account Company and individual performance objectives. You must remain continuously employed through the bonus payment date to be eligible to receive an annual bonus payment for a particular bonus year. The bonus is not earned until paid and no pro-rated amount will be paid if your employment terminates for any reason prior to the payment date. Except as otherwise provided herein, the annual discretionary bonus will be subject to the terms of the Company annual bonus program under which it is granted.

During your employment, you will be eligible to participate in the benefits plans offered to similarly situated employees by the Company from time to time, as established and subject to plan terms and generally applicable Company policies. A full description of current benefits is available for your review. The Company may change compensation and benefits from time to time in its discretion.

Equity

The Company has previously granted an option (the “Option”) to purchase 652,744 shares of the Company’s common stock pursuant to the Company’s 2020 Equity Incentive Plan (the “Plan”). The anticipated Option will be governed by the terms and conditions of the Plan and will continue to vest in accordance with its terms so long as you continue to provide services to the Company pursuant to this agreement.

Confidential Information and Company Policies

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you agree to sign the attached At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (the “Confidentiality Agreement”), which includes an arbitration agreement and provisions governing the non-disclosure of confidential information and restrictive covenants contained therein.

By signing this letter you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty or duties to the Company. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company. You agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use. You also agree to honor all obligations to former employers during your employment with the Company.

At-Will Employment and Exempt Status

Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

As an exempt salaried employee, you will be expected to work the Company’s normal business hours as well as additional hours as required by the nature of your work assignments, and you will not be eligible for overtime compensation.

Termination Without Cause or Resignation for Good Reason

If the Company terminates your employment without Cause (as defined below) or you resign for Good Reason (as defined below) (either such termination referred to as a “Qualifying Termination”), provided such termination or resignation constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your satisfaction of the Severance Preconditions (as defined below), the Company will provide you with the following severance benefits (the “Severance Benefits”):

(i)	cash severance in an amount equal to six (6) months of your then-current monthly base salary as of the Separation from Service date, less applicable deductions and withholdings, to be paid periodically in accordance with the Company’s normal payroll practices;

(ii)	a payment equal to the product of (a) your annual discretionary bonus determined based on achievement of corporate and/or individual objectives for the calendar year in which such Separation from Service occurs (less applicable deductions and withholdings) and (b) a fraction, the numerator of which is the number of days you were employed by the Company during the year in which the Separation from Service occurs and the denominator of which is the number of days in such year;

(iii)	provided that you are eligible for and timely elect continued group health plan coverage under COBRA following the Separation from Service date, the Company will pay the COBRA group health insurance premiums for you and your eligible dependents directly to the insurer until the earliest of (x) six (6) months following the Separation from Service date (the “COBRA Payment Period”), (y) the expiration of your eligibility for continuation coverage under COBRA, or (z) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Release (as defined below), the Company will make the first payment to the insurer under this clause (and, in the case of the Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the Separation from Service date, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease; and

(iv)	if such Qualifying Termination occurs prior to the one-year anniversary of your Start Date (i.e. 1 May 2023), then notwithstanding anything to the contrary set forth in the Plan, any prior equity incentive plans or any equity award agreement, and further subject to approval of the Board, the vesting of the Option shall be accelerated such that the Option shall be deemed vested as if you had been continuously employed with the Company through such one-year anniversary date.

Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control

In addition to the Severance Benefits, in the event of your Qualifying Termination that occurs upon or within twelve (12) months following the closing of a Change in Control (as defined in the Plan), provided such Qualifying Termination constitutes a Separation from Service, then subject to your satisfaction of the Severance Preconditions (as defined below), the Company shall accelerate the vesting of any then-unvested shares subject to any equity awards on the Separation from Service date, such that 100% of such shares shall be deemed immediately vested and exercisable as of your Separation from Service date (the “Accelerated Vesting”).

Your receipt of the Severance Benefits and the Accelerated Vesting as provided herein is conditional upon: (i) you continuing to comply with your obligations under your Confidentiality Agreement; (ii) you delivering to the Company an effective, general release of claims in favor of the Company in a form provided by the Company (the “Release”) within the applicable time period set forth therein; and (iii) you resigning from all positions and terminating any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation from Service date (the “Severance Preconditions”).

Definitions

For purposes of this offer letter agreement, “Cause” shall mean your: (1) breach of a material term of this offer letter agreement, the Confidentiality Agreement, or any other agreement with the Company; (2) commission of an act of theft intended to result in your substantial personal enrichment or of fraud, embezzlement, or material dishonesty; (3) willful engagement in conduct that causes, or is likely to cause, material damage to the property or reputation of the Company unless taken in a good faith belief that such conduct was in the best interests of the Company; (4) failure to perform the material duties of your position (other than by reason of disability) after receipt of written notice from the Company; (5) conviction for, or plea of nolo contendere to, a felony or any crime of moral turpitude; or (6) material failure to comply with the Company’s code of conduct or employment policies provided that a copy of the code of conduct or applicable policy previously was made available to you. With regard to any event constituting Cause pursuant to clauses (1), (3), (4) or (6), you shall have a period of fifteen (15) days after receiving written notice from the Company of such event in which he may correct such event if it is reasonably subject to cure (“Cure Period”). Cause shall not exist for purposes of this offer letter agreement unless the Company determines that: (i) the event constituting Cause is not subject to cure or (ii) after the Cure Period, you have failed to cure the event constituting Cause.

For purposes of this offer letter agreement, “Good Reason” shall mean the occurrence of one or more of the following without your consent, other than on account of your disability: (1) a material diminution by the Company of your title, authority, duties or responsibilities; (2) a relocation of your principal place of business to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation (excluding for the avoidance of doubt, (i) any travel for business in the course of performing your duties for the Company, (ii) your relocation back to the Company’s office or facility from remote work); (3) a material diminution in your base salary, except for a decrease of not more than ten percent (10%) that is part of a broad-based diminution of base salary applicable to similarly situated employees of the Company; or (4) any action or inaction that constitutes a material breach by the Company of this offer letter agreement. In order to resign for Good Reason, you must provide written notice to the Company within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation for Good Reason, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions then held by you with the Company not later than ninety (90) days after the expiration of the cure period.

Section 409A

All benefits and payments provided under this offer letter are intended to satisfy the requirements for an exemption from application of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (together, “Section 409A”) to the maximum extent that an exemption is available and any ambiguities herein shall be interpreted accordingly; provided, however, that to the extent such an exemption is not available, the benefits provided under this offer letter are intended to comply with the requirements of Section 409A to the extent necessary to avoid adverse tax consequences and any ambiguities herein shall be interpreted accordingly. To the extent any benefit or payment under this offer letter may be classified as a “short-term deferral” within the meaning of Section 409A, such benefit or payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A.  Any termination of service referenced in this offer letter is intended to mean a “separation from service,” as such term is defined in Treasury Regulation Section 1.409A-1(h) (or any successor provision thereof). To the extent any expense reimbursement is determined to be subject to (and not exempt from) Section 409A, the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and the right to reimbursement is not subject to liquidation or exchange for another benefit.  Payments pursuant to this offer letter are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations under Section 409A.  Notwithstanding anything to the contrary herein, to the extent (i) any payments to which you become entitled under this offer letter, or any agreement or plan referenced in this offer letter, in connection with your termination constitute deferred compensation subject to Section 409A and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your termination; or (ii) as soon as administratively practicable after the date of your death following such termination; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest).

Section 280G

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this letter agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other reasonable time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax). For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Conditions, Dispute Resolution, and Complete Agreement

This offer is contingent upon a satisfactory reference check and satisfactory proof of your right to work in the United States. If the Company informs you that you are required to complete a background check, this offer is contingent upon satisfactory clearance of such background check. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

In consideration of your employment with the Company, its promise to arbitrate all employment-related disputes and your receipt of the compensation, pay raises and other benefits paid to you by the Company, at present and in the future, you agree that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company, in their capacity as such or otherwise), arising out of, relating to, or resulting from your employment with the Company or the termination of your employment with the Company, including any breach of this letter, shall be subject to binding arbitration, as set forth in the Confidentiality Agreement.

This letter, together with the Confidentiality Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered and executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and executed and be valid and effective for all purposes.

*      *      *

Please sign and date this letter, and the enclosed Confidentiality Agreement and return them to me if you wish to accept employment at the Company under the terms described above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Isaac Barchas
Isaac Barchas Chairman of the Board

Understood and Accepted:

/s/ Jack Higgins	26 Apr 2022
Jack Higgins	Date

Attachment: At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement